Exhibit 11.2
Mobbing and sexual harassment

Grupo UOL is known for its inclusive, meritocratic and discrimination-free environment. Our DNA is comprised by journalistic activities and technology, where young teams continuously help creating an easy-going and colorful universe, guided by tolerance and imperative respect towards differences.
Our culture has become a great differential. Many employees who come from traditional companies report to have noticed a difference between internal cultures, and point out the benefits of our environment.
Grupo UOL’s Code of Ethics and Conduct endorses such behavior:
“- The Company offers a sound and safe environment that promotes professional development and production. Mobbing, sexual harassment, any kind of discrimination or prejudice, such as based on race, skin color, religion, gender and sexual orientation is not permitted.
- Employees shall promote interaction based on cooperation and respect towards coworkers, as well as clients, vendors, partners, etc.
- Managers shall look after for relations in the work environment to be based on professionalism and respect towards other employees. They shall also make it clear that all criteria related to internal promotion and management is based on individual/group development and meritocracy.
- Managers shall promote the Company’s values and vision in order to clearly disseminate them to the team and to align the team’s development with corporate goals.”
When we talk about human relations, good judgment and respect towards others are crucial to all levels and occasions. Within the work environment, there are interactions between employees who have different opinions and character traits. What was not construed as an offense in the past, now it may be.
Regardless, it is important to clarify some concepts and procedures on mobbing and sexual harassment, in order to improve or practices and offer support for specific cases.

1. What is harassment?

Harassment means to persecute someone or a group of people with the purpose of dominance and intimidation.
It is always inconvenient, and it hassles and/or embarrasses the person involved and it affects their dignity, creating a hostile and degrading environment with the purpose of humiliating and disrupting the person.
Harassment may be carried out through words, gestures, acts and even through virtual means (WhatsApp, e-mails, social media posts, etc.)
While there are different types of harassment, the ones that are mostly known and experienced in the workplace are mobbing and sexual harassment.

2. What is mobbing?

Mobbing is the deliberate repetition of acts, words (weather they are said out loud or by writing) and/or other behaviors exposing another person to humiliating and embarrassing situations, making the work environment a stressful place.
Most of the times, mobbing comes from a person who is in a higher hierarchical level than the other employees in the team.
When the mobbing is carried out by a person in an upper hierarchical level, the situation is more severe, as it diminishes, scares and despises the employee. However, it also may occur between persons who occupy similar positions.
Here is an example: mobbing may occur when two people, either a subordinate or a manager, disagree on the work results of the other coworker in a disrespectful, unproductive and negative way. Hostility, use of generic criticism or derogatory personal comments to the employee are unacceptable behaviors. Constructive feedback is always objective and clearly points out the specific issues, suggesting better choices than the one which was previously presented and reasons for that.
NOTE: the practice of administrative management in the Company’s interest without discriminatory purpose does not constitute mobbing (e.g., allocation of tasks to employees, transfer of employee to another work position, change in working hours, etc.)

3. What is sexual harassment?

As of 2001, sexual harassment has become a crime in Brazil. It is provided by the Brazilian Criminal Code, article 216-A: “Embarrass someone with the intention of obtaining sexual advantage or favor, whichever is the agent of its superior condition or ascendancy inherent in the exercise of employment, position or function.”
Therefore, it is an unwanted sexual conduct, which creates a hostile and degrading environment. It also comprises a series of implicit and explicit behaviors, such as unwanted sexual advances and even requests for sexual favors, in addition to comments on body traits, whistles, touching and even obscene gestures.
The person who suffered the harassment must make their disagreement clear to the perpetrator for the behavior to be characterized as sexual harassment.

4. Report to HR:

The Company encourages to promptly report the cases to HR, so that the department can take actions before the relation becomes irreparable. Fast intervention is strongly recommended.
The employee shall contact HR through: canaldedenuncias@uolinc.com, reporting the situation or requesting a face-to-face hearing. The person who suffered the harassment is the only one who shall submit their case. No third-party whistleblowing will be accepted, although they may encourage the person under harassment to ask for help.
Communication shall only be received by Grupo UOL’s Head of HR (Fabiana Verdichio) and kept confidential. If necessary, Grupo UOL’s Head of HR may submit the matter to the Head of HR/Legal.

5. How are the investigation procedures?

All claims will be immediately investigated by the Head of HR, who may allocate a qualified employee to help the investigation, if needed.
The claim shall be submitted through e-mail canaldedenuncias@uolinc.com, and will be handled by the Head of HR/Legal, with legal advisory, if needed.
All investigation procedures will be explained and a written agreement of the claimant will be requested. Once the procedure is completed, the investigation procedure immediately begins.
The employee who is involved in the claim will also be heard by the Head of HR, in order to present their version of the facts.
All employees who report harassment or mobbing claim will be ensured:
• with full protection against any type of retaliation;
• that the Company will perform an unbiased investigation and will take the proper measures;
• with confidentiality regarding allegations, as required; and
• that the Company will inform the claimant about all results and measures taken regarding the case.
If the misconduct is proven, the Company will take proper disciplinary measures and it may even proceed to terminate the employment contract.
If you have any questions, send an e-mail to canaldedenuncias@uolinc.com.